Management's Discussion and Analysis
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and related notes and other financial information that are included elsewhere in this filing, as well as our consolidated financial statements for the year ended 31 December 2025 and other financial information included in the Company’s annual report on the Form 20-F filed on 31 March 2026.
The following discussion is based on Alvotech’s financial information prepared in accordance with the International Financial Reporting Standards, or IFRS® Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board, or IASB, which comprise all standards and interpretations approved by the IASB, and as adopted by the European Union ("EU"). Some of the information contained in this discussion and analysis, including information with respect to Alvotech’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. Alvotech’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.
All amounts discussed are in U.S. dollars, unless otherwise indicated.
Company Overview
Alvotech is a highly integrated biopharmaceutical company committed to developing and manufacturing high quality biosimilar medicines for patients globally. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our Company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.
Alvotech entered 2026 with a growing portfolio of commercialized biosimilars and a diversified pipeline of product candidates targeting autoimmune diseases, ophthalmology, bone disorders, oncology and respiratory diseases. The Company's commercial portfolio included AVT02 (adalimumab) and AVT04 (ustekinumab), both of which continued to generate product revenue through commercialization partners across multiple markets during the first half of 2026. In addition, Alvotech continued to advance commercialization activities for AVT03 (denosumab), AVT05 (golimumab) and AVT06 (aflibercept), which had received regulatory approvals in Europe, UK, and Japan, and represented important future contributors to product revenue growth.
During the six months ended 30 June 2026, the Company continued to execute on its commercial and development strategy. Product revenue was primarily driven by AVT02 (adalimumab) and AVT04 (ustekinumab), while milestone revenue was generated from development, regulatory and contractual achievements across the biosimilar pipeline and under existing partner agreements. The Company continued to advance multiple late-stage biosimilar programs and focused research and development activities on supporting future approvals, launches and commercialization opportunities.
Alvotech continued to expand and leverage its strategic partner network. Commercialization and development agreements with Teva, STADA, Advanz, Dr. Reddy's, Alvogen, and other partners remained important drivers of product launches, regulatory submissions, milestone achievements and future commercialization opportunities. The Company also continued the integration of the businesses acquired during 2025, including Xbrane Biopharma's research and development operations in Sweden and Ivers-Lee Group in Switzerland, which strengthened Alvotech's development, packaging and supply chain capabilities supporting future global product launches.
During the first half of 2026, the Company continued to strengthen its manufacturing and supply capabilities through ongoing improvements to its quality systems and operations. Manufacturing returned to planned operating levels during the second quarter, supporting inventory replenishment, future commercial supply requirements and advancement of pipeline programs. The Company's integrated development and manufacturing platform in Iceland remains a key component of its operating model and long-term growth strategy. In addition, the Company's collaboration with FUJIFILM Biotechnologies represents an important step in further strengthening and diversifying its manufacturing network to support future commercial launches and long-term supply resilience.
To support continued investment in its commercial portfolio, product pipeline and manufacturing infrastructure, the Company completed an equity financing in June 2026, generating gross proceeds of approximately $164.6 million and further strengthening its balance sheet and liquidity position.
While product revenue declined compared to the prior-year period, primarily reflecting the continuing impact of manufacturing and quality system enhancements implemented following the FDA inspection of the Reykjavik facility in 2025, the Company benefited from significant milestone achievements across multiple development programs and further strengthened its financial flexibility through the June 2026 equity financing and the securing of an additional $75 million financing facility. As a result, the Company continued to advance its commercial and pipeline objectives despite reporting a net loss for the period.
As of 30 June 2026, the Group had cash and cash equivalents of $142.8 million and current assets less current liabilities of $213.8 million.
Alvotech’s net loss for the six months ended 30 June 2026 was $65.8 million and net profit for six months ended 30 June 2025 was $141.7 million. Alvotech’s Adjusted EBITDA was $46.9 million and $53.6 million, for six months ended 30 June 2026 and 2025, respectively.
Alvotech expects to continue to incur a certain level of operating expenses as it supports the commercialization of approved biosimilars, advances its pipeline of product candidates, expands manufacturing and supply capabilities, maintains and protects its intellectual property portfolio, and supports regulatory, quality and compliance activities across its business. The Company also expects to continue to incur costs associated with litigation and intellectual property matters, personnel growth, information technology and infrastructure, professional services, investor relations activities and the requirements of operating as a publicly traded company.
Factors Affecting Alvotech’s Performance
The pharmaceutical industry is highly competitive and highly regulated. As a result, Alvotech faces a number of industry-specific factors and challenges, which can significantly impact its results. For a more detailed explanation of Alvotech’s business and risks, see the “Risk Factors” section of Alvotech’s Annual Report on Form 20-F filed on 31 March 2026. These factors include:
Competition
The regions in which Alvotech conducts business and the pharmaceutical industry in general is highly competitive. Alvotech faces significant competition from a wide range of companies in a highly regulated industry, including competition from both biosimilar developers and manufacturers as well as competition from branded pharmaceutical developers and manufacturers.
Research and development uncertainty
Research and development within the pharmaceutical industry has a high degree of uncertainty, and likewise there is uncertainty with respect to the probability of success of Alvotech’s biosimilar programs and the timing of the requisite preclinical and clinical steps to achieve regulatory approval of its biosimilar product candidates.

Reliance on commercial partners
Alvotech has partnered with several third parties to commercialize its biosimilar product candidates, once approved by the appropriate regulatory agencies. Alvotech does not currently have the capabilities or the necessary infrastructure to commercialize its products independently. As a result, the Company is dependent on its commercialization partners for market access, pricing and commercialization activities, and any failure by such partners to effectively commercialize approved products or any material disagreement relating to the commercial arrangements could adversely affect future revenues and operating results.
Manufacturing and supply chain execution
The Company's financial performance depends on the reliable operation of its manufacturing platform and supply chain. Product availability, inventory levels, launch timing and operating margins may be affected by manufacturing performance, regulatory inspections, supply chain constraints and production disruptions.
Impact of Geopolitics and Global Economic Conditions
The Company is subject to additional risks and uncertainties arising from changes in the macroeconomic environment and geopolitical events, including elevated inflation, tightening credit conditions, and political instability in certain economies and markets. Such instability includes the effects of ongoing geopolitical conflicts—most notably the war in Ukraine and hostilities in the Middle East—as well as public‑health emergencies or pandemics. These factors have contributed to volatility and disruption in global financial markets, including increased interest rates, recessionary pressures, bank failures, supply‑chain constraints, and the imposition or threat of imposition of tariffs, trade protection measures and other retaliatory policies, all of which may adversely affect economic activity and financing markets. If equity and credit markets deteriorate further, any future debt or equity financing may become more challenging to obtain on commercially reasonable terms and could be more dilutive to existing shareholders. The Company cannot predict the extent to which its operations—or those of its collaborators, suppliers, contract manufacturers, vendors, or logistics partners—may be adversely affected by such macroeconomic or geopolitical developments.
Inflationary pressures—such as higher input costs, increased wages, rising energy prices, and higher borrowing costs—may also adversely affect the Company’s operations. Although the Company expects inflation to have a general impact in line with broader economic conditions, the timing, severity, and duration of any inflationary period or macroeconomic slowdown remain unpredictable. A significant deterioration in global or regional economic conditions, including further escalation of geopolitical conflicts or supply‑chain disruptions, could have a material adverse effect on the Company’s business, financial condition, results of operations, and growth prospects.
Components of Operations
Product Revenue
During six months ended 30 June 2026, the Company recognized product revenue primarily from sales of AVT02 (adalimumab) and AVT04 (ustekinumab) across the United States, Europe, Canada, Japan, Australia and other international markets through its commercialization partners. The Company also continued to advance the commercialization of newer biosimilar products, including AVT03 (denosumab), AVT05 (golimumab) and AVT06 (aflibercept), in jurisdictions where regulatory approvals had been obtained. Product revenue growth is expected to be driven by continued market penetration of launched products, launches in additional territories by commercial partners, and the commercialization of newly approved biosimilars as regulatory, manufacturing and market access activities are completed.
License and Other Revenue
Alvotech generates a significant portion of its revenue from upfront and milestone payments pursuant to long-term out-license contracts which provide its partners with an exclusive right to market and sell Alvotech’s biosimilar product candidates in a particular territory once such products are approved for commercialization. These contracts typically include commitments to continue development of the underlying compound and to provide supply of the product to the partner upon commercialization.
In the future, revenue may include new out-license contracts and additional milestone payments. Alvotech expects that any revenue it generates will fluctuate from period to period as a result of the timing and amount of license, research and development services, milestone and other payments.
Operating Expenses
Cost of product revenue
Cost of product and service revenue includes inventory costs, manufacturing overhead, labor, logistics expenses and royalties associated with commercialized products.
Research and development expenses
Research and development expenses primarily relate to biosimilar development activities, including personnel costs, clinical and analytical studies, manufacturing development, regulatory activities and intellectual property support. Development expenditures are recognized as incurred unless the capitalization criteria under IAS 38 are met.
Research and development activities remain central to the Company's business model and include clinical, manufacturing, regulatory and intellectual property activities supporting the advancement of biosimilar product candidates.
Research and development expenses are expected to remain significant, although the timing and recognition of such expenditures may vary due to program progression, regulatory activities and capitalization of qualifying development costs.
General and administrative expenses
General and administrative expenses primarily consist of personnel-related costs, information technology expenses, legal and professional fees and other corporate support functions.
Finance income and finance costs
Finance income and finance costs primarily reflect interest income, interest expense on borrowings and lease liabilities, and fair value changes related to derivative financial instruments and other financing arrangements.
The amounts recognized may vary significantly between periods due to changes in interest rates, financing activities and movements in the fair value of financial instruments.
Exchange rate differences
The Group uses the U.S. dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily to Euro, Icelandic Krona, UK pound and Swiss franc.
Gain / Loss on modification and extinguishment of financial liabilities
Alvotech recognizes a gain / loss on modification and extinguishment of financial liabilities in connection with the modification and/or extinguishment of outstanding financial liabilities. The gain / loss is calculated as the difference between the carrying amount of the liability extinguished and the fair value of the consideration paid. For non-substantial modifications, the gain / loss is calculated as the difference between the carrying amount and the present value of modified cash flows discounted at the original effective interest rate.
Income tax (expense) benefit
Income tax (expense) benefit consists of current tax and deferred tax (expense) benefit recorded in the consolidated statement of profit or loss and other comprehensive income or loss.

For additional information regarding the Company's accounting policies, see Note 2 to the audited consolidated financial statements included in the Company's Annual Report on Form 20-F.

The following discussion focuses on the most significant drivers of changes in the Company's operating and financial performance during the six months ended 30 June 2026 compared to the corresponding prior-year period.

A.Operating Results

Comparison of the six months ended 30 June 2026 and 2025

The following table sets forth Alvotech’s results of operations for the six months ended 30 June:

USD in thousands	2026	2025
Product and service revenue	105,939	204,733
License and other revenue	105,698	101,271
Other income	214	143
Cost of product and service revenue	(98,284)	(139,272)
Research and development expenses	(46,370)	(92,889)
General and administrative expenses	(69,228)	(45,347)
Operating (loss) / profit	(2,031)	28,639
Finance income	17,003	149,247
Finance costs	(81,830)	(72,190)
Exchange rate differences	1,082	(19,683)
Net gain on modification and extinguishment of financial liabilities	—	16,718
Non-operating (loss) / profit	(63,745)	74,092
(Loss) / profit before taxes	(65,776)	102,731
Income tax (expense) / benefit	(15)	38,987
(Loss) / profit for the period	(65,791)	141,718

Product and service revenue

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Product and service revenue	105,939	204,733	(98,794)	(48)

Product and service revenue was $105.9 million for the six months ended 30 June 2026, compared to $204.7 million for the six months ended 30 June 2025. Product and service revenue was primarily driven by sales of AVT02 (adalimumab), AVT04 (ustekinumab), AVT03 (denosumab), AVT05 (golimumab), and AVT06 (aflibercept). The decrease primarily reflects the ongoing effects of manufacturing and quality system enhancements initiated following the FDA inspection of the Company's Reykjavik facility in July 2025, which affected product availability during the period. The decrease was partially offset by continued commercialization of newer products and contributions from Ivers-Lee following the July 2025 acquisition.

License and other revenue

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
License and other revenue	105,698	101,271	4,427	4.4

License and other revenue was $105.7 million for the six months ended 30 June 2026, compared to $101.3 million for the six months ended 30 June 2025. License and other revenue during the six months ended 30 June 2026 was primarily driven by the achievement of development and regulatory milestones across the Company’s biosimilar pipeline, including AVT16 (vedolizumab), AVT34 (durvalumab), AVT48 (canakinumab), AVT87 (emicizumab), AVT28 (ixekizumab), and AVT33 (pembrolizumab), as well as performance-related milestone revenue recognized under existing commercialization agreements. License and other revenue is dependent on the timing of development, regulatory and commercial milestones and, therefore, may fluctuate significantly between reporting periods.

License and development milestone revenue for the period totaled $102.8 million and was supplemented by $2.9 million of performance-based revenue associated with commercial launch and sales-target achievements under existing partner agreements.
Cost of product and service revenue

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Cost of product and service revenue	98,284	139,272	(40,988)	(29.4)

Cost of product and service revenue was $98.3 million for the six months ended 30 June 2026, compared to $139.3 million for the six months ended 30 June 2025. Cost of product revenue was primarily impacted by lower product sales volumes and the continuing effects of manufacturing and quality system enhancements initiated following the FDA inspection of the Company's Reykjavik facility in July 2025. By the end of the second quarter, manufacturing had returned to planned operating levels, supporting inventory replenishment and future commercial supply requirements. Cost of product revenue also included costs associated with the Ivers-Lee operations acquired in July 2025.

Research and development expenses (R&D expenses)

			Change
	Six months ended 30 June		2025 to 2026
USD in thousands	2026	2025	$	%
Research and development expenses	46,370	92,889	(46,519)	(50.1)

R&D expenses were $46.4 million for the six months ended 30 June 2026, compared to $92.9 million for the six months ended 30 June 2025. The decrease was primarily attributable to the capitalization of development costs for programs that had advanced beyond process lock and met the recognition criteria for capitalization under IAS 38. As a result, a greater proportion of development expenditures, including certain direct program costs and related personnel costs, was recognized as intangible assets rather than expensed as incurred. The decrease was also influenced the timing and progression of development activities across certain biosimilar programs. These decreases were partially offset by higher salary and employee-related expenses and increased depreciation and amortization expense compared to the prior-year period.
General and administrative expenses (G&A expenses)

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
General and administrative expenses	69,228	45,347	23,881	52.7
G&A expenses were $69.2 million for the six months ended 30 June 2026, compared to $45.3 million for the six months ended 30 June 2025. The increase was primarily driven by the recognition of a $20.2 million provision related to commercial and contractual matters, reflecting management's best estimate of probable losses based on information available as of 30 June 2026. The ultimate outcome remains uncertain and actual outcomes could differ from current estimates. In addition, general and administrative expenses increased due to higher personnel-related costs, information technology expenses and insurance costs.
Finance income

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Finance income	17,003	149,247	(132,244)	(88.6)
Finance income was $17.0 million for the six months ended 30 June 2026, compared to $149.2 million for the six months ended 30 June 2025. Finance income decreased primarily due to lower non-cash gains from the fair value remeasurement of derivative financial instruments. During the six months ended 30 June 2026, the Company recognized finance income of approximately $17.0 million, primarily driven by favorable fair value adjustments associated with the conversion feature related to the 2025 Convertible Bonds, the predecessor earn out share, and the OACB warrants. These gains reflect changes in the estimated fair value of the underlying instruments and are largely influenced by movements in the Company's share price.

Finance costs

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Finance costs	81,830	72,190	9,640	13.4
Finance costs were $81.8 million for the six months ended 30 June 2026, compared to $72.2 million for the six months ended 30 June 2025. Finance costs primarily comprised of interest charges on outstanding debts. The increase was primarily attributable to higher interest expense and other financing costs associated with the Company's debt obligations and financing arrangements. Finance costs also included the amortization of debt issuance costs related to the Company's borrowings, as well as interest related to lease liabilities.
Exchange rate differences

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Exchange rate differences	1,082	(19,683)	20,765	105.5

Exchange rate differences resulted in a gain of $1.1 million for the six months ended 30 June 2026, compared to a loss of $19.7 million for the six months ended 30 June 2025. The variance was primarily driven by currency fluctuations, notably between the Icelandic krona and the U.S. dollar.
Net gain on modification and extinguishment of financial liabilities

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Net gain on modification and extinguishment of financial liabilities	—	16,718	(16,718)	(100.0)

In June 2025, the Company amended its existing term loan facility, simplifying its structure by consolidating two tranches into one and securing a reduced interest rate of SOFR plus 6.0%. This amendment resulted in a $16.7 million net gain on the modification and extinguishment of financial liabilities, reflecting improved financing terms.
Income tax (expense) / benefit

			Change
USD in thousands	Six months ended 30 June		2025 to 2026
	2026	2025	$	%
Income tax expense	(15)	38,987	(39,002)	(100.0)
Income tax expense was $15.0 thousand for the six months ended 30 June 2026, compared to an income tax benefit of $39.0 million for the six months ended 30 June 2025. The change is mainly driven by a decrease of $43 million in tax benefit, arising from the weakening of the Icelandic krona against the U.S. dollar over the period, which decreases the U.S. dollar value of Icelandic tax loss carry-forwards denominated in Icelandic krona that the Company expects to utilize against future taxable profits. The change is partly offset by a decrease in tax charge driven by operational results in Iceland.

Reconciliation of non-IFRS financial measure
In addition to its operating results, as calculated in accordance with IFRS, Alvotech uses Adjusted EBITDA when monitoring and evaluating operational performance. Adjusted EBITDA is defined as profit or loss for the relevant period, as adjusted for certain items that Alvotech management believes are not indicative of underlying operating performance. The adjusting items currently consist of the following:
1.Income tax (expense) / benefit;
2.Total net finance costs;
3.Net gain on modification and extinguishment of financial liabilities;
4.Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;
5.Long-term incentive plan expense;
6.Workforce optimization charge;
7.Commercial provision;
8.Exchange rate differences; and
9.Transaction costs.
Alvotech believes that this non-IFRS measure assists its shareholders because it enhances the comparability of results each period, helps to identify trends in operating results and provides additional insight and transparency on how management evaluates the business. Alvotech’s executive management team uses this non-IFRS measure to evaluate financial measures to budget, update forecasts, make opferating and strategic decisions, and evaluate performance. This non-IFRS financial measure is not meant to be considered alone or as a substitute for IFRS financial measures and should be read in conjunction with Alvotech’s unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. Additionally, this non-IFRS measure may not be comparable to similarly titled measures used by other companies. The most directly comparable IFRS measure to this non-IFRS measure is profit / (loss) for the period.
The following table reconciles profit / (loss) for the period to Adjusted EBITDA for the six months ended 30 June 2026 and 2025, respectively:

USD in thousands	2026	2025
Profit / (loss) for the period	(65,791)	141,718
Income tax expense / (benefit)	15	(38,987)
Total net finance cost / (income)	64,827	(77,057)
Net gain on modification and extinguishment of financial liabilities	—	(16,718)
Commercial provision(4)	20,200	—
Depreciation and amortization	20,615	17,156
Incentive plan expense(1)	5,267	3,418
Workforce optimization charge(2)	2,824	—
Exchange rate differences	(1,082)	19,683
Transaction costs(3)	—	4,357
Adjusted EBITDA	46,875	53,570

(1)Represents expense related to employee incentive plans, reported within cost of product revenue, research and development expenses and general and administrative expenses.

(2)Represents personnel‑related costs incurred in connection with the workforce optimization initiatives, including severance and related termination benefits, reported within cost of product revenue, research and development expenses, and general and administrative expenses.
(3)Represents transaction costs within general and administrative expenses mainly in connection with the listing in Sweden.
(4)Represents a provision associated with commercial and contractual matters arising under existing agreements.

B.Going Concern, Liquidity and Capital Resources
As of 30 June 2026, the Company had cash and cash equivalents of $142.8 million and working capital of $213.8 million. During June 2026, the Company strengthened its balance sheet through an equity financing generating gross proceeds of approximately $164.6 million. In addition, the Company secured access to a $75.0 million financing facility, further enhancing its liquidity and financial flexibility. Management regularly monitors liquidity, forecasted cash flows, financing requirements and covenant compliance to ensure adequate resources are available to support ongoing operations and strategic objectives. The Company incurred a net loss of $65.8 million during the six months ended 30 June 2026 and had an accumulated deficit of $2,475.6 million as of 30 June 2026.
The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis. Management has evaluated the Company's ability to continue as a going concern and considered its current cash position, expected cash flows from commercialized products, anticipated milestone payments under existing collaboration agreements, available financing arrangements, including the recently secured $75.0 million financing facility, and planned operating expenditures. Based on this assessment, management believes that the Company has sufficient resources to fund its operations and meet its obligations as they become due for at least the next twelve months from the issuance date of these unaudited condensed consolidated interim financial statements.

Sources of Liquidity
The Company's primary sources of liquidity are (i) product revenues generated from commercialized biosimilars, including AVT02 (adalimumab), AVT04 (ustekinumab), AVT03 (denosumab), AVT05 (golimumab), and AVT06 (aflibercept), (ii) development, regulatory and performance-based milestone payments and other amounts received under commercialization, license and development agreements, and (iii) debt and equity financing arrangements.
During the six months ended 30 June 2026, liquidity was supported by product revenue of $105.9 million, license and milestone revenue of $105.7 million and gross proceeds of $164.6 million from the June 2026 equity financing. In addition, the Company continued to benefit from its established commercial partnerships and existing financing arrangements.
The Company expects to continue funding its operations through a combination of cash on hand, product revenues, milestone payments and other proceeds received under collaboration and commercialization agreements, together with available financing arrangements. Management believes that the Company's existing liquidity resources and expected future cash inflows will support ongoing commercial operations, manufacturing activities, product development programs and strategic initiatives for the foreseeable future.
Future capital requirements will depend on various factors, including the commercial performance of approved products, timing of regulatory approvals and product launches, achievement of development and commercial milestones, manufacturing and supply chain requirements, intellectual property and litigation matters, business development activities and continued advancement of the Company's biosimilar pipeline.

Cash Flows
Comparison for the six months ended 30 June 2026 and 2025:

			Change
	Six months ended 30 June		2025 to 2026
USD in thousands	2026	2025	$	%
Cash (used in) / from operating activities	$(80,214)	$68,291	(148,505)	(217.5)
Cash used in investing activities	(90,966)	(48,998)	(41,968)	85.7
Cash generated from financing activities	142,409	77,308	65,101	84.2
Operating activities
Net cash used in operating activities was $80.2 million for six months ended 30 June 2026, compared to net cash provided by operating activities of $68.3 million for the six months ended 30 June 2025.
The decrease was primarily attributable to lower profitability, with the Company reporting a net loss of $65.8 million during the first half of 2026 compared to net income of $141.7 million during the first half of 2025. The change was largely driven by lower finance income, primarily reflecting the absence of significant fair value gains on derivative liabilities recognized in the prior-year period, and higher interest expense associated with the Company's financing arrangements.
Operating cash flow before movements in working capital decreased to $49.0 million from $55.2 million in the prior-year period. In addition, working capital movements negatively impacted operating cash flows during the six months ended 30 June 2026. The most significant drivers were a $47.3 million increase in contract assets, reflecting the timing of revenue recognition and milestone achievements under collaboration and commercialization agreements, and a $13.0 million decrease in contract liabilities resulting from the recognition of previously deferred revenue. Operating cash flows were further impacted by a $11.4 million increase in inventories, a $10.5 million increase in other assets, and a $3.6 million decrease in trade and other payables, reflecting ongoing commercialization, manufacturing and development activities.
These effects were partially offset by a $23.2 million decrease in trade receivables, reflecting collections from commercial and milestone revenues during the period.
Interest paid increased significantly to $72.2 million during the six months ended 30 June 2026, compared to $8.0 million during the corresponding prior-year period, further contributing to the decrease in operating cash flows.
Investing activities
Net cash used in investing activities was $91.0 million for the six months ended 30 June 2026, compared to $49.0 million for the six months ended 30 June 2025, representing an increase of $42.0 million.
The increase was primarily attributable to higher investments in internally developed intangible assets, which increased to $56.0 million during the first half of 2026 from $15.2 million during the prior-year period. The increase reflects the continued advancement of biosimilar programs that met the capitalization criteria under IAS 38 following progression beyond process lock and certain regulatory and development milestones.
The Company also continued to invest in its manufacturing and operational infrastructure, including facility improvements undertaken to strengthen manufacturing capabilities and support long-term growth. Capital expenditures for property, plant and equipment were $35.0 million, which remained broadly consistent with the prior-year period.
Financing activities
Net cash provided by financing activities was $142.4 million for the six months ended 30 June 2026, compared to $77.3 million for the six months ended 30 June 2025, an increase of $65.1 million.
The increase was primarily driven by the equity financing completed in June 2026, which generated gross proceeds of $164.6 million, compared to gross proceeds from equity offerings of $82.5 million during the corresponding prior-year period.
Financing cash inflows were partially offset by repayments of borrowings of $20.1 million, repayment of lease liabilities of $6.2 million, transaction costs associated with borrowings of $4.8 million, and equity offering costs of $8.5 million.
As a result of these operating, investing and financing activities, cash and cash equivalents decreased by $28.8 million during the six months ended 30 June 2026, from $172.4 million at 31 December 2025 to $142.8 million at 30 June 2026.
Material Cash Requirements for Known Contractual Obligations and Commitments
The Company's capital allocation priorities remain focused on supporting commercial growth, advancing its biosimilar pipeline, maintaining manufacturing capacity and satisfying debt service obligations.
As of 30 June 2026, the Company's principal cash requirements consisted of:
•scheduled principal and interest payments under its outstanding borrowing arrangements;
•lease obligations associated with manufacturing, office and operational facilities;
•capital expenditures related to manufacturing infrastructure, equipment and technology investments;
•investments in internally developed intangible assets associated with biosimilar product candidates that meet the capitalization criteria under IAS 38;
•expenditures associated with product development, regulatory activities, intellectual property protection, litigation matters and commercialization activities; and
•working capital requirements necessary to support manufacturing operations, inventory management and commercial growth.
The Company expects to fund these obligations through a combination of cash on hand, cash generated from product sales, milestone payments and other proceeds received under collaboration and commercialization agreements, together with available financing arrangements.
As of 30 June 2026, the Company continued to maintain significant debt obligations under its senior secured credit facilities, senior term loan facility, convertible bonds and other financing arrangements. Additional information regarding outstanding borrowings, repayment obligations and financing arrangements is included in Note 16 to the unaudited condensed consolidated interim financial statements.
The Company also had lease commitments associated with its operating facilities. Additional information regarding lease obligations is included in Note 10 to the unaudited condensed consolidated interim financial statements.

The Company expects to continue making significant investments in manufacturing capabilities, commercialization activities and the advancement of its biosimilar pipeline. During the six months ended 30 June 2026, the Company invested $35.0 million in property, plant and equipment and $56.0 million in internally developed intangible assets, reflecting continued investment in future growth opportunities.
The Company maintains a capital structure consisting primarily of senior secured debt, convertible debt and equity financing. Management continuously monitors debt service requirements, covenant compliance and financing needs in light of operating performance, expected cash flows and planned investments.

Purchase obligations
For the six months ended 30 June 2026 and 2025, Alvotech did not have any purchase obligations.
While the Company does not maintain legally binding commitments with respect to future capital expenditures, it expects to continue making significant investments in manufacturing capabilities, commercialization activities and the advancement of its biosimilar product portfolio.
C.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business. As of 30 June 2026 and 31 December 2025, we had cash and cash equivalents of $142.8 million and $172.4 million, respectively. Our cash and cash equivalents include both cash in banks and cash on hand.
Foreign currency exchange risk
We are subject to foreign exchange risk in our operations, as some of our financial assets and financial liabilities are denominated in currencies other than the functional currency of our subsidiaries. Our significant asset and liabilities denominated in foreign currencies as of 30 June 2026 and 31 December 2025 are denominated in CHF, EUR, GBP, ISK and SEK. We analyze at the end of each quarter the sensitivity to foreign currency exchange changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a 10% strengthening or weakening of each significant foreign currency, keeping all other variables consistent, as of 30 June 2026. Through this analysis, we note that the foreign currencies that have a material impact were CHF, EUR and ISK, while all other currencies did not significantly fluctuate.
Interest rate risk
Our interest-bearing investments and borrowings are subject to interest rate risk. Our exposure to the risk of fluctuations in market interest rates primarily relates to the borrowings and the cash in banks that are denominated with floating interest rates. We analyze at the end of each period the sensitivity to interest rate changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of 30 June 2026. Holding other variables constant, including the total amount of outstanding indebtedness, a 100-basis-point increase in interest rates on our variable-rate financial instruments would cause an estimated decrease in profit before taxes of approximately $11.2 million based on the amounts outstanding as of 30 June 2026.
D.Critical Accounting Estimates
There have been no material changes to the critical accounting estimates disclosed in the Company's Annual Report on Form 20-F for the year ended 31 December 2025. However, the capitalization of development costs has increased in significance and is now considered a critical accounting estimate. For a summary of our significant accounting policies see Note 2 of the audited consolidated financial statements for the year ended 31 December 2025, included in the Company’s annual report on the Form 20-F.

The Company capitalizes development expenditures related to biosimilar product candidates when the recognition criteria of IAS 38 are met. Determining when capitalization should commence requires significant judgment regarding technical feasibility, commercial viability, regulatory requirements and the probability of future economic benefits. Accordingly, the application of the capitalization criteria under IAS 38 remains a critical accounting estimate.
Recent Accounting Pronouncements
For information on the standards applied for the first time as of 1 January 2026, please refer to Note 4 of the unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2026.
E.Material Weaknesses in Internal Control Over Financial Reporting

As previously disclosed in the Company's Annual Report on Form 20-F for the year ended 31 December 2025, management identified material weaknesses in internal control over financial reporting. During the six months ended 30 June 2026, management continued to implement remediation activities, including enhancements to control documentation, monitoring procedures, user access governance and training of control owners.
The Company continues to execute its remediation plans; however, the remediation activities have not operated for a sufficient period of time to permit management to conclude that the material weaknesses have been remediated. Accordingly, the material weaknesses disclosed in the Company's Annual Report on Form 20-F continue to exist as of 30 June 2026.
Except for the ongoing remediation activities described above, there were no changes in internal control over financial reporting during the six months ended June 30, 2026 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Management expects remediation activities to continue throughout the remainder of 2026 and will continue to evaluate the effectiveness of the enhanced controls before concluding that the material weaknesses have been remediated.